# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aadi Bioscience, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, California (CA), 90272
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0000902664-21-003006
Filed by CIK 0001633313
Persons authorized to receive notices and communications: Scott Epstein, Avoro Capital Advisors LLC, 110 Greene Street, Suite 800, New York, New York (NY), 10012, 212-937-4970; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- AVORO CAPITAL ADVISORS LLC (CIK 0001633313): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 9,515,802; shared voting power 0; sole dispositive power 9,515,802; shared dispositive power 0; aggregate amount beneficially owned 9,515,802 (18% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 6,666,400 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. As more fully described in Item 5, the Pre-Funded Warrants are subject to the 19.99% Blocker (as defined in Item 5(a)) and the percentage set forth on row (13) gives effect to the 19.99% Blocker. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (7), (9) and (11) reflect the full exercise of the Pre-Funded Warrants reported on this cover page; however, the ability to exercise such Pre-Funded Warrants at any given time is subject to the 19.99% Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.
- AVORO VENTURES LLC (CIK 0001879253): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,288,950; shared voting power 0; sole dispositive power 2,288,950; shared dispositive power 0; aggregate amount beneficially owned 2,288,950 (4.8% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 1,666,600 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. As more fully described in Item 5, Avoro Ventures beneficially owns Pre-Funded Warrants subject to the19.99% Blocker. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (7), (9) and (11) reflect the full exercise of the Pre-Funded Warrants reported on this cover page; however, the ability to exercise such Pre-Funded Warrants at any given time is subject to the 19.99% Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.
- BEHZAD AGHAZADEH (CIK 0001701815): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 11,914,961; shared voting power 0; sole dispositive power 11,914,961; shared dispositive power 0; aggregate amount beneficially owned 11,914,961 (19.99% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 110,209 shares of Common Stock underlying director stock options and 8,333,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. As more fully described in Item 5, the Pre-Funded Warrants are subject to the 19.99% Blocker and the percentage set forth on row (13) gives effect to the 19.99% Blocker. However, rows (7), (9) and (11) show the number of shares of Common Stock that would be issuable upon the full exercise of the Pre-Funded Warrants and does not give effect to the 19.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 19.99% Blocker, is less than the number of securities reported on rows (7), (9) and (11).

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Aadi Bioscience, Inc.
Address of issuer's principal executive offices: 17383 SUNSET AVENUE, SUITE A250, PACIFIC PALISADES, California (CA), 90272
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 2021 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 4 amends and restates Items 5(a)-(c) and supplements Items 3 and 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Pre-Funded Warrants to purchase 6,666,400 shares of Common Stock were acquired on behalf of Avoro Life Sciences by Avoro Capital for an aggregate purchase price of approximately $15,998,693 including brokerage commissions, using the working capital of Avoro Life Sciences.

The Pre-Funded Warrants to purchase 1,666,600 shares of Common Stock were acquired on behalf of Avoro Ventures Fund by Avoro Ventures for an aggregate purchase price of approximately $3,999,673 including brokerage commissions, using the working capital of Avoro Ventures Fund.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 28, 2025, the Issuer obtained the Required Stockholder Approval for the 2024 PIPE Financing. The 2024 PIPE Financing closed on March 4, 2025, pursuant to which Avoro Life Sciences acquired Pre-Funded Warrants to purchase 6,666,400 shares of Common Stock and Avoro Ventures Fund acquired 3,999,673 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 46,288,568 shares of Common Stock, which is the sum of (i) 24,696,568 shares of Common Stock outstanding as of January 30, 2025, as disclosed in the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on January 31, 2025 and (ii) 21,592,000 shares of Common Stock issued on March 4, 2025 in the closing of the 2024 PIPE Financing, as disclosed in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 4, 2025, and assumes the exercise of the director stock options held by Dr. Aghazadeh and the exercise of the Pre-Funded Warrants held by the Funds, subject to the 19.99% Blocker (as defined below).

Pursuant to the terms of the Pre-Funded Warrants, the Reporting Persons cannot exercise any of the Pre-Funded Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 19.99% of the outstanding Common Stock (the "19.99% Blocker"). The percentage set forth in Row (13) and the number of shares of Common Stock on rows (7), (9) and (11) of the cover page for each Reporting Person give effect to the 19.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all the Pre-Funded Warrants held by the Funds due to the 19.99% Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- AVORO CAPITAL ADVISORS LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (03/04/2025)
- AVORO VENTURES LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (03/04/2025)
- BEHZAD AGHAZADEH: /s/ Behzad Aghazadeh, Behzad Aghazadeh, Individually (03/04/2025)